April 20, 2005

Mail Stop 4-8

By U.S. Mail and facsimile to (415) 636-5877.

Christopher V. Dodds
Chief Financial Officer
The Charles Schwab Corporation
120 Kearny Street
San Fransisco, CA 94108

Re:	The Charles Schwab Corporation
      Form 10-K
	Filed March 2, 2005
	File No. 001-09700

Dear Mr. Dodds:

      We have reviewed your filing and have the following comment. We have limited our review to only the issue raised in our comment.
Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 5.  Discontinued Operations - page 41

1. Please supplementally tell us, and revise your document to include a disclosure of the specific factors you considered in determining that the expected cash flows generated from the contract with UBS are not material direct cash flows of the disposed component. In addition, supplementally tell us the following related to the contract, and explain how you considered each factor in determining that the contract did not constitute significant continuing involvement in the disposed component:
* The significance of the contract or arrangement to the overall operations of the disposed component
* The extent to which you are involved in the operations of the disposed component
* The rights conveyed to each party by the contract
* The pricing terms of the contract or arrangement.
Refer to paragraph 42 of SFAS 144 and EITF 03-13.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
824-
5482 or me at (202) 942-1782 if you have questions.

Sincerely,



Paul Cline
Senior Accountant

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Mr. Christopher V. Dodds
The Charles Schwab Corporation
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